Exhibit k3

AMENDMENT TO THE

EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

NEXPOINT HEALTHCARE OPPORTUNITIES FUND

THIS AMENDMENT is hereby made as of the [        ] day of [            ] 2018 between NexPoint Healthcare Opportunities Fund, a Delaware statutory trust (the “Trust”), and NexPoint Advisors, L.P., a Delaware limited partnership (the “Adviser”).

WHEREAS, the parties entered into an Expense Limitation Agreement and Reimbursement Agreement (the “Agreement”) dated May 25, 2016; and

WHEREAS, the Trust and the Adviser now wish to amend the Agreement pursuant to Section 5 of the Agreement;

NOW, THEREFORE, the Trust and the Adviser hereby agree as follows:

1.	Section 4 of the Agreement is hereby deleted and replaced with the following:

Excess Expenses. In consideration of the Adviser’s agreement as provided herein, the Trust agrees to carry forward the amount of the foregone fees and Ordinary Operating Expenses paid, absorbed or reimbursed by the Adviser (other than organizational and initial offering expenses, which are those expenses incurred by the Trust in order to permit the Trust to be declared effective by the Securities and Exchange Commission and to commence operations (the “Excess Expenses”)) for a period not to exceed three years from the end of the fiscal quarter in which such fees are foregone or expenses are incurred by the Adviser (the “Recoupment Period”). The Adviser shall be entitled to recoup from the Trust the amount of such Excess Expenses during the Recoupment Period to the extent that such recoupment does not cause the Trust’s Ordinary Operating Expenses plus recoupment to exceed the Expense Limitation. For the avoidance of doubt, if, at the end of any fiscal year in which the Adviser has recouped from the Trust any Excess Expenses, the Trust’s Ordinary Operating Expenses for such fiscal year exceed the Expense Limitation, the Adviser shall promptly pay the Trust an amount equal to the lesser of: (i) the amount by which the Trust’s Ordinary Operating Expenses for such fiscal year exceed the Expense Limitation; and (ii) the amount recouped by the Adviser for Excess Expenses in such fiscal year. Any payment by the Adviser to the Trust pursuant to the foregoing sentence shall be subject to later recoupment by the Adviser in accordance with this Section 4. The Adviser’s obligations under this Section 4 shall survive termination of this Agreement.

2.     Except to the extent modified by this Amendment, the remaining provisions of the Agreement shall remain in full force and effect. In the event of a conflict between the provisions of the Agreement and those of this Amendment, this Amendment shall control.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the day and year first written above.

NEXPOINT ADVISORS, L.P.		NEXPOINT HEALTHCARE OPPORTUNITIES FUND

By:	NexPoint Advisors GP, LLC, its general partner

By:		By:

Name & Title:		Name & Title: